For Immediate Release

Contact for Media:    Vincent Power
Sears Canada, Corporate Communications
        vpower@sears.ca
416-941-4422

Sears Canada Enters into Agreement with Concord Pacific for Three Properties

TORONTO -March 11, 2015 - Sears Canada Inc. (TSX: SCC; NASDAQ: SRSC) is announcing today that it has entered into a definitive agreement with Concord Pacific Group of Companies (“Concord”) to sell and lease back three of its properties for $140 million subject to certain adjustments. The after-tax proceeds, including adjustments, are currently estimated to be approximately $130 million. The locations include store space and adjacent property located at the Metropolis at Metrotown in Burnaby, British Columbia, Cottonwood Mall in Chilliwack, British Columbia and North Hill Shopping Centre in Calgary, Alberta. The transaction is scheduled to close on or about June 8, 2015, subject to satisfaction of customary closing conditions.

Sears will continue to operate the stores located at these shopping centres under long-term leases and there is no impact on customers or Sears team members in these locations.

“The agreement with Concord is a great way for Sears Canada to create value from its network without adversely impacting operations,” said Ron Boire, President and Chief Executive Officer, Sears Canada Inc. “This transaction will strengthen our financial position as we continue to implement initiatives designed to make Sears successful. We look forward to continuing to serve our loyal customers in the Burnaby, Chilliwack and North Hill communities in the locations with which they have become familiar over several decades.”

Although the Company believes that the forward-looking information presented with respect to this announcement is reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information, and undue reliance should not be placed on such information. In particular, there can be no assurance that this transaction will close. The forward-looking statements in this release are made as of the date hereof. The Company does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Sears Canada is a multi-channel retailer with a network that includes 172 corporate stores, 201 Hometown stores, over 1,300 catalogue and online merchandise pick-up locations, 96 Sears Travel offices and a nationwide repair and service network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.